VIA ELECTRONIC EDGAR FILING

Russel Mancuso, Esq.

Legal Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

In re: BioSculpture Technology, Inc.

   Amendment No. 5 to Offering Statement on Form 1-A

  Filed August 25, 2016

  File No. 024-10576

Dear Mr. Mancuso:	August 29, 2016

BioSculpture Technology, Inc. respectfully requests that the Securities and Exchange Commission (the Commission”) qualify its offering statement as of September 1, 2016 and acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure of the filing; and

●	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your assistance in this matter. Please contact me for any additional information or questions.

BioSculpture Technology, Inc.

August 29, 2016

Respectfully,

/s/ Robert L. Cucin, MD
Robert L. Cucin, M.D.
C.E.O.